Ramey Layne	rlayne@velaw.com
Tel +1.713.758.4629	Fax +1.713.751.5396

January 8, 2013

Andrew D. Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:                             Niska Gas Storage Partners LLC

Form 10-K for the Fiscal Year Ended March 31, 2012
Filed June 11, 2012
File 001-34733

Ladies and Gentlemen:

On behalf of Niska Gas Storage Partners LLC (the “Company”) we are submitting the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 7, 2012, with respect to Form 10-K for the Fiscal Year Ended March 31, 2012, File No. 001-34733, filed with the Commission on June 11, 2012 (the “Form 10-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Form 10-K for the Fiscal Year Ended March 31, 2012 unless otherwise specified.

The Company has authorized us to respond to the Staff’s comments on its behalf.  Information provided in this letter on behalf of the Company has been provided to us by the Company.

Form 10-K for the year ended March 31, 2012

Item 1. Business, page 10

Note 2. Significant Accounting Policies, page F-10

Note 20. Segment Disclosures, page F-43

1.                                      We note your response to comment 1 in our letter dated October 15, 2012. In order to enhance transparency, please revise to disclose both the amount of and financial statement line item that Access Gas Services revenues are recorded.

RESPONSE:

The Company notes the Staff’s comment and proposes to disclose the amount and line item of revenues related to Access Gas Services prospectively in quarterly and annual filings commencing with the third quarter ending December 31, 2012.

Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss), page F-6

2.                                      We note your response to comment 7 in our letter dated October 15, 2012. Please revise the row descriptions for earnings per unit allocated to common and subordinated unitholders on the Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss) on page F-6 to clearly state that earnings per unit are attributable to the period subsequent to the initial public offering. Additionally, please explain in detail within your significant accounting policies footnote that the (loss) earnings per unit allocated to common and subordinated unitholders are attributable to the period subsequent to the initial public offering although the consolidated statement of earnings and comprehensive income is for the fiscal year ended March 31, 2011.

RESPONSE:

The Company notes the Staff’s comment.  The Company proposes to clearly label on a prospective basis the row descriptors for earnings per common unit allocated to common and subordinated Unitholders on the Consolidated Statements of Earnings (Loss) and Comprehensive (Loss) Income to state that earnings per unit are attributable to the period subsequent to the initial public offering (the “IPO”).  In addition, the Company will explain in detail with its significant accounting policies footnote that the (loss) earnings per unit allocated to common and subordinated Unitholders are attributable to the period subsequent to the Company’s initial public offering although the statement of earnings and comprehensive income is for the fiscal year ended March 31, 2011.  The Company would provide these disclosures in its Form 10-K for the fiscal year ending March 31, 2013, because quarterly filings on Form 10-Q in the fiscal year ending March 31, 2013 include only periods subsequent to the Company’s IPO.

Note 11. Risk Management Activities and Financial Instruments, page F-30

3.                                      We note your response to comment 11 in our letter dated October 15, 2012. Please tell us and disclose the absolute value of notional amounts by category of outstanding futures, forward, swap and option contracts as of March 31, 2012.

RESPONSE:

The Company proposes to disclose prospectively, commencing with the Form 10-Q for the quarter ending December 31, 2012, the volumes of inventory hedged using each of the Forward, Futures, Swaps and Option contracts.  As of March 31, 2012, the volume of inventories hedged using each type of contract was:

Forwards	None
Futures	8.5 Bcf
Swaps	60.3 Bcf
Options	None
Total	68.8 Bcf

Note 12. Fair Value Measurements, page F-32

4.                                      We note your response to comment 12 in our letter dated October 15, 2012. As you disclose recurring fair value measurements that are categorized as level 2 within the fair value hierarchy, please revise the proposed disclosure to incorporates the requirements of ASC 820-10-50-2(bbb).

RESPONSE:

The Company notes the Staff’s comments.  The Company proposes to revise the disclosures prospectively to incorporate the requirements of ASC 820-10-50-2(bbb), as follows:

“The Company’s financial assets and liabilities recorded at fair value on a recurring basis have been categorized as Level 2.  The determination of the fair value of assets and liabilities for Level 2 valuations is generally based on a market approach.  The key inputs used in Niska Partners’ valuation models include transaction-specific details such as notional volumes, contract prices, and contract terms as well as forward market prices and basis differentials for natural gas obtained from third party service providers (typically the New York Mercantile Exchange, or NYMEX).  There were no changes in Niska Partners’ approach to determining fair value and there were no transfers out of Level 2 during the nine months ended December 31, 2012 or 2011.”

*        *        *        *        *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact the undersigned. at (713) 758-4629.

Very truly yours,

/s/ Ramey Layne
		Name:	Ramey Layne
		Title:	Vinson & Elkins L.L.P.

Enclosures

cc:	Jason A. Dubchak
Vance E. Powers